February 11, 2019

Peggy Wu
Chief Financial Officer
Corvus Gold Inc.
1750-700 West Pender Street
Vancouver, British Columbia, Canada

       Re: Corvus Gold Inc.
           Registration Statement on Form S-3
           Filed February 4, 2019
           File No. 333-229516

Dear Ms. Wu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Jason K. Brenkert